Exhibit 99.1

CannTrust Provides Update Regarding Health Canada Remediation

COVID-19 Could Further Delay Efforts to Reinstate Cannabis Licenses

VAUGHAN, ON, March 23, 2020 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) announced today that it received a notification from Health Canada as a result of current circumstances created by COVID-19. As a precautionary measure for the health and safety of its employees and the community, Health Canada’s Cannabis Directorate is reducing onsite field inspection activities until at least March 31, 2020.

CannTrust noted that many commercial enterprises, including the Company itself, have been reducing their onsite activities in response to COVID-19. Health Canada’s response to the COVID- 19 pandemic could adversely affect the timing of the Company’s remediation efforts. On February 14, 2020, CannTrust submitted documentation to Health Canada regarding the completion of the Company’s remediation activities at its Niagara Facility in support of the reinstatement of that facility’s licences. CannTrust had anticipated that remediation activities at the Company’s Vaughan Facility would reach completion during the second quarter of 2020. The Company intended thereafter to submit the required documentation to Health Canada in support of the reinstatement of that facility’s licenses. These activities could be delayed as a consequence of COVID-19. Ultimately, any decision to reinstate the Company’s licenses, and the timing and conditions of any such reinstatement, will rest solely with Health Canada. No assurance can be given that Health Canada will reinstate the Company’s licenses at either its Niagara or Vaughan Facilities.

CannTrust remains in default of its disclosure obligations under securities legislation, has no meaningful revenues, has terminated or laid-off a significant portion of its workforce, is facing a variety of regulatory investigations, is facing potential delisting of its common shares by the Toronto Stock Exchange and New York Stock Exchange if it does not cure its disclosure defaults by April 15, 2020 and has significant contingent liabilities in both Canada and the United States, including for potential civil damages and potential criminal, quasi-criminal or administrative penalties and fines, which cannot be reasonably quantified.

As of February 29, 2020, CannTrust had a cash balance of approximately $159 million. CannTrust and its Board of Directors continue to monitor the Company’s cash balance and other factors carefully to, among other things, assess various strategic alternatives while pursuing the Company’s remediation work. CannTrust reiterated that the nature, timing, and outcome of the Board of Directors’ ongoing strategic review process will be influenced by, among other things, the Company’s ability to extend or renew insurance coverage on acceptable terms, whether or when Health Canada reinstates the Company’s licenses, how long it will take to restore operations and expectations regarding the resolution of the Company’s contingent liabilities, and potential civil, criminal, quasi-criminal, administrative and regulatory actions in both Canada and the United States.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation:actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; the outcome of the Company’s contingent liabilities; the impact of potential regulatory investigations; the Company’s review of strategic alternatives; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov (the “March 2019 Form 40-F”). The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements. Readers are also reminded that CannTrust remains in default of its periodic disclosure requirements under applicable securities laws and stock exchange requirements, that its most recent AIF, Form 40-F and other disclosures do not reflect all risk factors that currently face the Company, and that the Company has not completed or filed the restatements of the financial statements included in the AIF or the March 2019 Form 40-F or otherwise filed an amendment to such Form 40-F.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations: investor@canntrust.ca